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                             August 30, 2021

       Anu Subramanian
       Chief Financial Officer
       Bumble Inc.
       1105 West 41st Street
       Austin, Texas 78756

                                                        Re: Bumble Inc.
                                                            Draft Registration
Statement on Form S-1
                                                            Submitted August
23, 2021
                                                            CIK No. 0001830043

       Dear Ms. Subramanian:

                                                        This is to advise you
that we do not intend to review your registration statement.

               We request that you publicly file your registration statement no later than 48 hours prior to the requested effective date and time. Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

               Please contact Priscilla Dao, Staff Attorney, at (202) 551-5997 or Jan Woo, Legal Branch
       Chief, at (202) 551-3453 with any questions.




                             Sincerely,


                             Division of Corporation Finance

                             Office of Technology
       cc:                                              William Golden